Orbis
Grupa Hotelowa

Warsaw, 2007-01-02

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

07020323

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the texts of the Current reports no 30/2006, 31/2006.

Best regards

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

Krzysztof Gerula
I Vice-President

SEC MAIL RECEIVED PROCESSING

Current report no 30/2006

The Management Board of "Orbis" S.A. hereby submits a corrected forecast of the EBITDA of the ORBIS HOTEL GROUP for the year 2006, i.e. PLN 223 million (the former EBITDA forecast for the year 2006 in the amount of PLN 191 million was published in point 1 of the current report no 9/2006). The remaining data published in the current report no 9/2006 remains unchanged.

The above-mentioned correction arises out of execution, on December 28, 2006 (following non-execution by the Wrocław commune of its pre-emptive right), of a sale agreement involving real property specified in the Resolution no 2 of the General Shareholders' Meeting of "Orbis" S.A. (published in the current report no 26/2006), whereupon the title to perpetual usufruct of land and the ownership title to the building of the MONOPOL Hotel located thereon was transferred upon a new perpetual usufructuary and owner, who paid the entire amount due under this transaction

Current report no 31/2006

The Management Board of "Orbis" S.A. hereby informs about the receipt, on December 28, 2006, of a notice from a subsidiary of Orbis Transport sp. z o.o. with its corporate seat in Warsaw, at Łopuszańska 47 street, registered in the register of business operators of the National Court Register (KRS) of the District Court for the capital city of Warsaw, XIII Division of the National Court Register, under the KRS number: 0000037337, NIP 522–000–51–66, REGON 010267209, informing that on December 5, 2006, the Company acquired (by virtue of a Share Sale Agreement made on December 5, 2006) 30 shares from an individual, each share having a nominal value of PLN 500, in the subsidiary of INTER Bus Sp. z o.o. with its corporate seat in Warsaw, at Nowogrodzka 27 street, registered in the register of business operators of the National Court Register (KRS) of the District Court for the capital city of Warsaw, XII Commercial Division of the National Court Register, under the KRS number: 0000149699; hence the number of shares held by Orbis Transport sp. z o.o. in the share capital of INTER Bus sp. z o.o. rose from 72 shares having a nominal value of PLN 36,000.00 (70.58%) to 102 shares having a nominal value of PLN 51,000.00 (100%).

The seller is an entity which is not related to Orbis Transport Sp. z o.o. .

The total purchase price equaled PLN 99,000; price per one share equaled PLN 3,300; the total booking value of the acquired shares in the account books of Orbis Transport sp. z o.o. was PLN 99,000. The acquisition was financed from the own funds of the purchasing company, i.e. Orbis Transport Sp. z o.o.

Orbis Transport Sp. z o.o. is a controlling company of INTER Bus sp. z o.o. as defined in the Accounting Act.

As a result of acquisition, the number of shares held by Orbis Transport Sp. z o.o. in the share capital of INTER Bus Sp. z o.o. rose from 72 to 102 shares , which accounts for 100% of the share capital of INTER Bus Sp. z o.o.

The criterion for determining whether assets are to be considered assets of significant value is specified in § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and periodical information reported by securities issuers (official journal "Dz.U." No 209, item 1744).